ADMINISTRATION AGREEMENT

SCHEDULE A

LISTING OF FUNDS AND AUTHORIZED SHARES

FUND	AUTHORIZED SHARES
State Street Equity 2000 Index Fund	Unlimited
State Street Equity 400 Index Fund	Unlimited
State Street Limited Duration Bond Fund	Unlimited
State Street Global Equity ex-U.S. Index Portfolio	Unlimited
State Street Aggregate Bond Index Portfolio	Unlimited
State Street Real Return Portfolio	Unlimited
State Street Equity 500 Index II Portfolio	Unlimited